U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                               AMENDMENT NO. 4 TO
                                   FORM 10-SB

                 General Form for the Registration of Securities
                      Pursuant to Section 12 (b) or (g) of
                       The Securities Exchange Act of 1934

                                 ESSXSPORT CORP.

             (Exact name of registrant as specified in its charter)


            NEVADA                                       33-0198542
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


                           9812-14 Glen Oaks Boulevard

                          Sun Valley, California 91352
          (address of principal executive offices, including zip code)

                                 (817) 285-2886
               Registrant's telephone number, including area code

       Securities to be registered pursuant to Section 12 (b) of the Act:
                                      None

       Securities to be registered pursuant to Section 12 (g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                          ----------------------------
                                (Title of Class)

                                 ESSXSPORT CORP.
                                   FORM 10-SB

                                TABLE OF CONTENTS

NO. TITLE PAGE NO.
------------------

                                     PART I



Item 1.  Description of Business ..........................................    3
Item 2.  Management's Discussion and Analysis or Plan of Operations .......    7
Item 3.  Description of Property ..........................................    9
Item 4.  Security Ownership of Certain Beneficial Owners and Management ...    9
Item 5.  Directors, Executive Officers, Promoters, and Control Persons ....    9
Item 6.  Executive Compensation ...........................................   10
Item 7.  Certain Relationships and Related Transactions ...................   11
Item 8.  Description of Securities ........................................   11


                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
         AND OTHER SHAREHOLDER MATTERS ....................................   11
Item 2.  Legal Proceedings ................................................   12
Item 3.  Changes in and Disagreements with Accountants ....................   12
Item 4.  Recent Sales of Unregistered Securities ..........................   12
Item 5.  Indemnification of Directors and Officers ........................   13

                                    PART F/S

         Financial Statements .............................................   13

                                    PART III

Item 1.  Index to Exhibits ................................................   40
         Signatures .......................................................   41

ITEM 1. DESCRIPTION OF BUSINESS

EssxSport Corp. and its subsidiaries (EssxSport, ESXS, or the Company) design, develop, manufacture and market: track and field equipment and athletic for adults and children under the EssxSport brand name and under license from other manufacturers. The Company's products include sports equipment, and sport shoes and apparel.

OVERVIEW
--------

EssxSport was incorporated in Nevada in 1984 as Southern Development Company, Inc. (SDC). In December 1994, SDC merged with Integrated Communications Access Network, Inc. (ICAN). In March 1996, the Company was renamed SDC and, in September 1998, the Company changed its name to ESSXsport Corp. At that time, the Company had no assets and no liabilities. The Company's headquarters are in Hurst, Texas.

Manufacturing facilities are located Sun Valley, California.

The Company develops, licenses, and sells sports apparel, athletic equipment, and other sports-oriented products. It uses traditional distribution channels to institutional and retail customers. It also uses an eCommerce Internet site to sell its product line (www.eonlinesports.com).

Typical customers of EssxSport brand equipment buy the products for professional use, educational use (middle school through university), and local competition.

The Company's product line consists primarily of track and field equipment and some specialty sports products for other sports such as soccer. Track and field is second only to soccer as a participation sport in the United States.

The Company's initial focus reflects the management's experience in track and field. A growing sector in track and field, due to increasing participation by women, is pole-vaulting. Over the past three years, sales of poles for women have doubled annually. The men's market has also grown over the past several years.

Bruce Caldwell, EssxSport president, invented the first women's pole, and one of the Company's directors, Earl Bell, is an Olympic Medallist and is a former world record holder in the pole vault. As part of the Company's management team, Mr. Bell is responsible for product development and marketing of EssxSport pole vault products.

The Company plans to expand its product lines into the sport shoe and apparel markets. In October 2000, Alberto CaberLotto, former president and founder of LOTTO Sports of Italy, was engaged by the Company to design and endorsee a shoe product line. Additionally, Mr. CaberLotto serves on the Company's board of directors.

Current management is experienced in product development, marketing, and sales of sports equipment. Additionally, management seeks to develop business relationships with sports equipment and apparel distributors and well-known athletes in order to promote its products. At this time no such material relationships exist that are material to the Company. (Also see Management.)

To the extent that adequate financial and other resources are available, the Company plans to expand its product lines into the sport shoe and apparel markets. To explore these opportunities, in October of 2000, the Company engaged the services of Alberto

CaberLotto, former President and founder of LOTTO Sports of Italy. Mr. Alberto CaberLotto has begun to design a shoe product line for the Company. Mr. Alberto CaberLotto also serves on the Company's board of directors.

Notwithstanding the foregoing, there can be no assurance that the Company will be successful in designing and launching these products and, if launched, there can be no assurance that the Company will successfully sell such products.

On April 15, 2000 the Company entered into an agreement to acquire certain assets of Pacific Mat, Inc. of California.(PMI) PMI had been a manufacturer of a variety of sports-related matting, which is used to absorb impact of the athlete with the ground. Examples of such products include padding for volleyball net supports, and floor padding below gymnastic equipment. This was a share purchase transaction by which EssxSport acquired certain assets of Pacific Mat for restricted ESXS common stock. Following the transaction, Ulrich Gag, Pacific Mat president, joined EssxSport as a director. Mr. Gag became part of our management in April, 2000 and is now in charge of our manufacturing operations in Sun Valley, California.

PRODUCTS
--------

The Company sells equipment for athletes under the EssxSport brand name. The Company also hopes to secure the rights to other nationally and internationally recognized brand names in the future.

EssxSport products are designed and manufactured to deliver technological performance characteristics that will appeal to internationally competitive athletes.

The Company designs and markets separate product lines for men and women, where appropriate. The suggested U.S. retail prices for EssxSport products range from $20 to $11,000 per item.

The Company's track and field product line includes: vault poles (men's and women's), crossbars, discus, hammers, javelins, pole tips, shots, standards, starting blocks, training equipment, hurdles, landing systems, books, and video training aids.

The Company's product line for football includes approximately 60 different products, including goal posts, pylons, marking systems, sleds, pads, tackling dummies, etc.

The EssxSport soccer product line includes 13 products, including cones, flags, anchor spikes, goals, nets, and other items.

The volleyball product line consists of approximately 50 products, including base pads, racks, equipment carts, lockers, flooring, and nets.

PRODUCT DEVELOPMENT
-------------------

In order to meet the demands of athletes, the Company seeks to engage the opinions of professional athletes, including Olympic athletes, trainers, and coaches. To the extent possible, the Company will also seek to enter into consulting agreements with these athletic professionals. To date, the Company has not entered into any material agreements with athletes, trainers, or coaches. The Company also seeks the advice of international distributors and suppliers to assist in the development of new products for the Company. At present, the Company relies, primarily, on the experience of its management for product development.

MANUFACTURING
-------------

The Company assembles most of its EssxSport products sold in the United States at a contract manufacturing facility in Mexico. Additional products are purchased from other manufacturers under private label arrangements. However, the Company is not a party to any contracts in this regard.

The Company's leased California facilities produce mat's, foam configurations, landing systems, and vinyl covered foam protection pads for several sports. The Company has plans to consolidate the manufacturing and localize all manufacturing in the California facility. The Texas office is for corporate and accounting functions and is leased on a month to month basis.

The Company is in compliance with all local environmental statutes at its manufacturing facilities. The costs of compliance are not material.

THE MARKET
----------

The market for sporting goods and equipment is substantial. U.S. shipments of sporting and recreational goods and supplies were over $28 billion in 1997, according to the U.S. Census Bureau. In the U.S. in 1997, there were over 24,000 retail outlets for sporting goods merchandise.

Sports equipment is a fragmented market, reflecting the fact that dozens of sports are played by amateurs and professionals, with each sport requiring its own, specific types of equipment and accessories. Accordingly, it has been difficult for the Company to quantify the precise size of its target markets.

Financial forecasts and growth are also difficult to quantify because of the cyclical nature of sports.

COMPETITION
-----------

Competition is characterized by very few large, multi-sport companies, such as Collegiate Pacific Inc (Symbol BOO), Sport Supply Group Inc. (Symbol SSBY), Harry Gill Co. (Private), and some shoe and apparel companies such as Nike, Rebook, and Adidas. Rather, the industry is characterized by a wide variety of niche manufacturers and marketers that devote their activities to a particular sport or sports category. Accordingly, market share is generally a function of general use acceptance of products, obtained often through professional athlete endorsements, than of traditional business practices of increased levels of advertising and widened distribution.

The Company is relatively new and has not had the ability to widely promote its products. Furthermore, based upon current resources, it is unlikely that the Company will be able to promote its products on the sale of its competition, that have resources that are considerably greater than those of the Company. Accordingly, the Company expects to increase its sales revenues through the development of strategic relationships and endorsements whenever possible. There can be no assurance that the Company can successfully foster such relationships or endorsements, which could have a negative effect on sales.

PATENTS AND TRADEMARKS
----------------------

Other than a trademark for "ESSXsport", the Company does not own or license any patents, trademarks or other intellectual property.

BUSINESS STRATEGY
-----------------

The Company plans to organize a sales and marketing staff in the future, particularly to serve its largest accounts. The Company also plans to sell its products in the U.S. through independent manufacturer agents whose organizations employ sales representatives.

The     Company's     Internet     sites      (http://www.essxsport.com      and
http://www.eonlinesports.com) will be employed to sell its product lines.

The sales of the Company's products are expected to focus on three main areas:

1. DIRECT SALES OF LICENSED PRODUCTS. The Company intends to make use of salesmen who currently market other manufacturers' sports equipment directly to schools and other institutional buyers in the U.S. Other sales are expected to come from Internet ordering and catalog promotions. The Company expects to offer over 5,000 products to the educational team sports market through catalog sales and company web site sites.

2. DEALER SALES. This has been the historical method of distribution for the Company's products. The Company expects to maintain and expand this distribution method by adding additional products, including those of potential acquired companies. International markets will be enhanced through relationships in the form of distributors, buying groups, dealers, and licensees.

3. PRIVATE LABEL SALES. Private label manufacturing, through which the Company will provide its products under the customer's brand name, is expected to provide an incremental revenues for the Company. The Company currently provides products under this arrangement to a few customers, who, due to issues of market confidentiality, have not been disclosed in this registration.

The Company plans to engage in various promotional programs. In addition to media advertising, the Company hopes to use sports marketing initiatives to develop brand awareness to athletes. Examples include EssxSport-sponsored track and field events that may be seen on television broadcasts, as well as sponsorship of certain non-televised events such as the San Diego Indoor Championships and the Los Angeles International Invitational Indoor. The Company additionally expects to use in-store and trade show promotions, including personal appearances by endorsing athletes.

BACKLOG; SEASONALITY; DISTRIBUTION
----------------------------------

The Company expects to use incentives (such as price discounts), pre-season planning, and just-in-time inventory and manufacturing to reduce the effect of any backlog of shipments on sales. The Company, to date, has seen no material disruption in its operations due to backlog.

The Company expects that it will be subject to seasonality in its product sales because of the different selling seasons for various products. Management expects that its sales during its first three fiscal quarters will be stronger than in the last fiscal quarter due to product introductions in January and July and spring sales associated with warmer weather in the Company's principal markets.

For the year ended August 31, 2000, sales to the Company's three largest customers accounted for approximately 25%, 15% and 14%, respectively. The Company does not have any long-term contractual relationships with any of its customers, nor are any of the Company's customers subject to any contractual provisions or other restrictions which preclude them from purchasing products from the Company's competitors. The loss of one or more significant customers, or a material reduction in the amount of orders placed by a significant customer could have a material adverse effect on the Company's business and results of operation.

The Company distributes its products from facilities in Mexico and Dallas, Texas. Additionally, future shipments are expected to be made, subject to distribution agreements yet to be negotiated, through independent warehouse facilities located outside of the U.S.

EMPLOYEES
---------

The Company employees a total of nine persons as of May 31, 2000, of whom two are in corporate administrative and finance, two in office managerial, four are in manufacturing, and one in sales and marketing.

RISK AND UNCERTAINTIES
----------------------

THE COMPANY HAS A LIMITED HISTORY OF OPERATIONS AND IS NOT PROFITABLE. The Company has been operating for a short time and has only recently emerged from the development-stage. The Company has not achieved profitability and there can be no assurance that it will become profitable.

THE FUTURE SUCCESS OF THE COMPANY IS UNCERTAIN. Although the Company is optimistic about its prospects for revenues and profitability, there can be no assurance of commercial success of its products. There can be no assurance that the Company will be able to continue to develop and sell popular or competitive products, or to fund its ongoing operations and growth.

THIRD-PARTY PRODUCT ENDORSEMENTS ARE CRITICAL TO THE SUCCESS OF MANY OF OUR PRODUCTS. The niche markets identified by the Company are driven by the use and endorsement of professionals and/or highly successful world-class amateur competitors. The Company cannot provide any assurance that it will be able to secure or sustain such endorsements.

COMPETITION WILL HAVE AN EFFECT ON OUR SALES AND PROFITS. The Company is subject to competition from other companies that may provide the same or similar products. Some of these competitors have been in the business longer than EssxSport and may have large executive and operating staffs. There can be no assurance that the Company's prospects will not be adversely affected by competition from these companies.

WE WILL NEED ADDITIONAL FINANCING. The Company will require additional financing in order to establish profitable, ongoing operations. There is no assurance that such financing will be available or, if available, that it can be obtained on terms favorable to the Company.

WE ARE DEPENDENT ON THE SERVICES OF CERTAIN MANAGEMENT. The Company is largely dependent upon the efforts and abilities of Bruce Caldwell and there can be no assurance that the Company can be successful in operating the Company should the services of Mr. Caldwell be unavailable.

WE HAVE NOT PAID ANY DIVIDENDS. The Company has never paid a cash dividend on its common stock. The Company is not obligated to pay a dividend on the shares being registered hereby, nor does it anticipate payment of any dividends for the foreseeable future. The Company anticipates retaining its earnings to finance its operations, growth, and expansion.

THERE IS only a limited PUBLIC MARKET FOR OUR STOCK. There currently is only a limited public trading market for the Company's common stock. There can be no assurance that an active public trading market can be established or sustained. Furthermore, if an active public market for the common stock is established, the shares could be subject to significant fluctuations in response to operating results and other factors, many of which are not within the control of the Company.

SOME OF OUR PRODUCTS REPRESENT CONTINGENT, ONGOING LIABILITIES. The Company's sporting goods products are used in athletic contests that are inherently dangerous and participants using EssxSport products may suffer injuries. To the extent that these users blame injuries on our equipment, the Company will need to defend itself. The Company holds liability insurance in the amount of $2 million. To the extent that our insurance does not cover potential claims against us, the costs of our defense, and the loss of any claim, would have substantial material adverse effects on the Company.

WE RELY HEAVILY ON OUTSIDE SUPPLIERS OF PARTS AND MATERIALS WITH WHICH TO BUILD OUR PRODUCTS. Our reliance on third-party suppliers involves many risks, including our limited control over potential availability and quality. Furthermore, we cannot be certain that all of the suppliers of products we market will continue to sell their products to us.

REPORTS TO SECURITY HOLDERS
---------------------------

The Company plans to file reports with the Securities and Exchange Commission, including quarterly and annual reports to shareholders. Annual reports will include audited financial statements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this registration statement on Form 10-SB. The discussion of the Company's business contained in this registration statement may contain certain projections, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed herein at Risks and Uncertainties. While this outlook represents management's current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested below. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date hereof other than as required by law.

OVERVIEW
--------

The Company sells several lines of sporting gear and equipment under the brand name EssxSport. The Company contracts with manufacturers for the production of shoes, team apparel, pole vaults and landing systems, and various other lines, primarily targeting the track and field market, marketing directly to end users via the internet, catalog sales and trade shows.

The Company's current business has a limited history. It's wholly owned subsidiaries, Eonlinesport.com Inc, Essx Track And Field Equipment Inc., and Essx Team Attire Inc. have two years of operating history. Although management has experience in the sporting goods product industries in the U.S.A and the Pacific Rim, there is no assurance that the current management team will be capable of duplicating any prior success.

Prior to September 1, 1998, the Company was in the development stage. To date, the Company has been engaged primarily in the development of its infrastructure and the acquisition of its initial sports-related subsidiaries. The Company expects to incur normal operating expenses during the next year.

RESULTS OF OPERATIONS - YEARS ENDED AUGUST 31, 2000 AND 1999
------------------------------------------------------------

For the year ended August 31, 2000, sales were $492,000 compared to $212,000 for the year ended August 31, 1999, an increase of $280,000 (132%). The increase can be attributed to the fact that the Company was not fully operational in the prior year.

Cost of sales for the year ended August 31, 2000 was $279,000, or 57% of sales. For the prior year, cost of goods sold was $109,000, or 51%. The increase in cost of goods sold is due primarily to sales of higher priced, lower margin products.

Selling, general, and administrative expenses for the year ended August 31, 2000 were $444,000 compared to $189,000 in the previous year, an increase of $255,000 (135%). The increase can be attributed to the fact that the Company was not fully operational in the prior year.

Other income and expense is related to interest. For the year ended August 31, 2000, net other expense was $7,000 compared to $1,000 in the previous year.

The net loss for the year ended August 31, 2000 was $237,000 compared to a net loss of $87,000 for the year ended August 31, 1999. The increase can be attributed to the fact that the Company was not fully operational in the prior year.

RESULTS OF OPERATIONS - PERIOD ENDED MAY 31, 2001
-------------------------------------------------

The results of operations for the nine-month period ended May 31, 2001 is summarized below.

For the period ended May 31, 2001, sales were $582,000 as opposed to $331,000 in comparison to last year. Cost of goods sold was $307,000 (53% of sales). Gross margins have improved from the period ended August 31, 2000 because of a better balance of sales of high margin and low margin products.

Selling, general, and administrative expenses for the period ended May 31, 2001 were $417,000. The increase in revenues is attributed to better product selections and increase Company exposure.

The net loss for the period ended May 31, 2001 was $143,000. The losses comparative to May 31, 2000 are mainly due to increases in expenses of payroll, rent expenses, and factoring cost.

For the period ended May 31, 2001, cash used in operating activities was $80,000. Cash used in investing activities was $8,000. Cash provided by financing activities was $217,000 due to the proceeds of sales of common stock pursuant to the Company's private placement. Cash provided by financing activities for the nine months ended May 31, 2000 was $196,000.

The Company ended the year ended August 31, 2000 with cash balances of $17,000. Cash at May 31, 2001 was $3,000.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Historically, the Company has financed its operations primarily through cash generated from operations and from the sale of equity securities.

Effective September 1, 1998, the Company's Board of Directors approved the elimination of the Company's accumulated deficit through an accounting reorganization of its stockholders' equity accounts (a quasi-reorganization). At that date the Company had no assets or liabilities, and, therefore, the quasi-reorganization did not involve any revaluation. September 1, 1998 is the beginning date of the Company's fiscal year and is also the effective date of the Company's new business focus under its current management. The quasi-reorganization was accomplished by eliminating the accumulated deficit by a transfer from additional paid-in capital and common stock of an amount equal to the accumulated deficit at August 31, 1998. The effects of the quasi-reorganization are reflected in the statement of stockholders' equity (deficit) on the accompanying financial statements.

As of May 31, 2001, the Company had working capital of $112,000, an increase of approximately $95,000 in working capital as compared this time year 2000.

The Company believes that its current capital resources and current funding will enable it to maintain its current and planned operations through the next 12 months. The Company anticipates, however, that it will need to raise additional capital in order to sustain and grow its operations over the next few years.

To the extent that the Company's capital resources are insufficient to meet current or planned operating requirements, the Company will seek additional funds through equity or debt financing, collaborative or other arrangements with corporate partners, licensees or others, and from other sources, which may have the effect of diluting the holdings of existing shareholders. The Company has no current arrangements with respect to, or sources of, such additional financing and the Company does not anticipate that existing shareholders will provide any portion of the Company's future financing requirements.

No assurance can be given that additional financing will be available when needed or that such financing will be available on terms acceptable to the Company. If adequate funds are not available, the Company may be required to delay or terminate expenditures for certain of its programs that it would otherwise seek to develop and commercialize. This could have a material adverse effect on the Company, including the suspension of operations.

The Company has no material commitments for capital expenditures.

ITEM 3. DESCRIPTION OF PROPERTY

The Company leases corporate offices of approximately 500 square feet, on a month-to-month basis, at 305 NE Loop 820, Suite 505, Hurst, Texas 76052. Rent is $150 per month.

Manufacturing and assembly facilities of approximately 7,200 square feet are located at 9812 Glenoaks Blvd. Sun Valley California 91352.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's $.001 par value common stock as of May 31, 2001 of
(i) each person known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of common Stock, (ii) each director and executive officer of the Company beneficially owning common Stock, and (iii) all directors and executive officers as a group. As of May 31, 2001 there were 35,916,567 common shares issued and outstanding.

                                                                 AMOUNT AND
                                                                  NATURE OF
       NAME, TITLE AND                                           BENEFICIAL     PERCENT
ADDRESS OF BENEFICIAL OWNER *   POSITION HELD                      OWNER        OF CLASS
----------------------------------------------------------------------------------------
Dato'Sri Ram Sarma              Chairman of the Board            8,049,752(2)    22.41%
Bruce Caldwell                  President, CEO and Director     11,808,992(1)    32.88%
Wayne Farrar                    Chief Financial Officer          1,200,000        3.65%
Bonnie Caldwell                 Secretary and Director           2,006,400        6.10%
Earl Bell, Director             Director                           900,000        2.74%
A. Chandrakumanan               Director                         8,049,752(2)    22.41%
Ulrich Gag, Director            Director                           300,000        0.91%
Alberto Caberlotto              Director                           500,000        1.52%
Officers and Directors as a
Group (8 individuals)                                           24,875,144       69.25%

* Unless otherwise indicated, all addresses are 305 NE Loop 820, Suite 505, Hurst, Texas 96053.

(1) Includes up to 3,591,540 shares issuable upon conversion of a $3,591.54 convertible note. Does not include 12,000 shares owned by the minor son of Mr. Caldwell.

(2) Includes 7,939,752 shares owned by KRES Private Ltd., of which Dato'Sri Ram Sarma and A. Chandrakumanan each own 50%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

The Directors and Officers of the Company, and present positions held in the Company are as follows:

NAME                    AGE      POSITION HELD
----                    ---      -------------
Dato'Sri Ram Sarma       48      Chairman of the Board of Directors
Bruce Caldwell           50      President, CEO, COO, and Director
Wayne Farrar             43      Director and Chief Financial Officer
Earl Bell                42      Director
Bonnie Caldwell          47      Secretary and Director
A. Chandrakumanan        39      Director
Ulrich Gag               50      Director
Alberto Caberlotto       52      Director

DATO'SRI RAM SARMA joined us in July of 1999 and serves as Chairman of Company's Board of Directors. He also serves on the board of several other companies, including a company listed on the Kuala Lumpur Stock Exchange. Owner of Ticket Express a ticketing agency of Asia. He is the CEO of SRS Group, an Asian company located in Kuala Lumpur, Malaysia. His companies have provided equipment and ticketing to the Commonwealth Games in 1998 and the equipment to the Malaysian Games Sukma98. Dato'Sri Ram Sarma is a resident of Kuala Lumpur, Malaysia.

BRUCE CALDWELL was elected as President, Chief Executive Officer, and Co-chairman of the Board of Directors on September of 1998. He was the founder of FiberSport Inc., a track and field company that provided the vaulting pole that won the gold medal and world record in the 1980 Olympics. He was employed as General Manager of PORTaPIT International, a division of Sport Supply Group, Inc. from 1991 to 1998. He served as Director of Olympic equipment logistics for the 1996 Atlanta Olympic Games, and equipment logistics for the Malaysian Games (Sukma 98). Mr. Caldwell is the author of The Elusive Bar a comprehensive book on pole-vaulting.

BONNIE CALDWELL was elected as Company's Secretary a Director of the Company in March of 1999. She is the wife of Bruce Caldwell. Ms. Caldwell has had 18 years of experience with a non-profit organization, currently implementing and working with Lawson software. Currently treasurer of the Southwest users group Inc., which is an organization that surmises business procedures of Lawson applications software.

EARL BELL elected to serve as a Director of the Company in September of 1998. Mr. Bell is a former pole vault world record holder (1976), three-time Olympian, and 1984 Olympic medallist. He is 5-time NCAA champion. He is currently the pole vault coach with both men's and women's 1998 U.S. champions and the current men's American record holder are under his direction. The U.S. Olympic Committee voted Mr. Bell Coach of the Year for 1998. He has been the USA National Champion in three decades. Mr. Earl Bell is currently the coach of the USATF Club Bell Athletics consisting of three Olympians and the current American record holder in the pole vault event. Mr. Bell has been the President of Bell Athletics Inc., an athletic training and supply company, for 10 years.

A. CHANDRAKUMANAN joined EssxSport in July of 1999 as a Director of the Company. He negotiated and handled the logistics for the Malaysian Games (Sukma98) and coordinated the supply of equipment for track and field, boxing, basketball, and gymnastics. He has been the principal owner of KRES Private Limited (Singapore) a stadium equipment supply company, for the past 10 years. His expertise is in team attire and sports equipment.

WAYNE FARRAR is a Director and serves as Chief Financial Officer for the Company. Mr. Farrar joined the Board of Directors on December 1, 2000. Previously, he worked for the accounting firm of Price Waterhouse (1990-91). He has a Master of Science in accounting from North Texas State University. He also has his Bachelor's Degree from Baylor University and a Master of Arts from the University of Texas at Arlington. Mr. Farrar has been in private practice as a CPA for the past 10 years and is also the CFO of Pinnacle International Corp.

ULRICH GAG is a Director and serves as Operations Manager for the Company at its facilities in Sun Valley, California. He has over 30 years experience in development and manufacturing of track and field equipment. Mr. Gag is German born and came to the USA in 1972. He worked closely with Don Gordon, the original inventor of landing systems while at GSC/PORTaPIT. He has worked with the fabrication and manufacturing of vinyl, canvas, and breather fabrics used in a variety of products, including gymnastic and athletic equipment. He was a principal owner of Pacific Mat Inc., for 8 years and joined EssxSport Corp. in April of 2000.

ALBERTO CABERLOTTO is a Director of the Company. Since January 2000, Mr. Caberlotto has been a design consultant in Italy to the shoe manufacturing industry. From January 1990 to December 1999, he was President and founder of Lotto Italy, a $4 billion sales shoe company. Mr. Caberlotto has over 40 years of shoe making and designing experience. Mr. Alberto Caberlotto joined EssxSport Corp. in October of 2000 and resides in Italy.

ITEM 6. EXECUTIVE COMPENSATION

There has been no executive or director who has received compensation in excess of $100,000 since the incorporation date of the Registrant.

The Officers and each Director of the Company have received 50,000 shares of common stock for each year of service to the Company.

The registrant has entered into an employment agreement with Bruce Caldwell, effective September 10, 1998, and expiring on January 30, 2009. The agreement calls for annual salary to be adjusted upward from time to time at the discretion of the board of directors. For the past two fiscal years, Bruce Caldwell had not received any cash compensation, nor was any cash compensation deferred. Mr. Caldwell's salary of $48,000, which he elected to waive for those years, was, however, included in the Company's general and administrative expenses and shown as an increase to additional paid-in capital for those years. Mr. Caldwell's agreement also provides for payment of performance bonuses, which can be as large as fifty percent (50%) of his annual salary. The Company can terminate the agreement for cause. Should Mr. Caldwell die or become disabled during the term of the agreement, the Company has agreed to provide six (6) months of salary to Mr. Caldwell or his estate and health benefits for a period of two (2) years. Mr. Caldwell did receive 710,000 shares of the Company's common stock, valued at $710.00 for services rendered over the past two years.

The Company has granted an employment agreement, effective April 16, 2000 through April 16, 2003, to Ulrich Gag. Salary compensation to Mr. Gag is set at $36,000 annually. Incentive bonuses will be paid to Mr. Gag equal to one percent of sales when sales volumes reach the levels of $500,000 and $1,000,000 during the first year of employment. Incentive bonuses for the two additional years of the agreement may be paid to Mr. Gag at the discretion of the Board of Directors. The Company without cause may terminate the agreement. Mr. Gag is required to provide the Registrant 3-month notice of his election to terminate his employment.

                           SUMMARY COMPENSATION TABLE

                              Annual Compensation                Long-Term Compensation

                                                     Other       Restricted                             All
                                                     Annual         Stock       Securities      LTIP   Other
                     Year     Salary     Bonus        Comp.        Award(s)     Underlying     Payout  Comp.
                                          ($)          ($)           ($)        Options (#)      ($)    ($)
    Bruce Caldwell   2001    $48,000      -0-          -0-           -0-             -0-         -0-    -0-
                     2000    $48,000      -0-       $460.00 (1)      -0-             -0-         -0-    -0-
                     1999    $48,000      -0-       $250.00 (2)      -0-             -0-         -0-    -0-

(1) As part of his compensation in 2000, Mr. Caldwell received 460,000 shares of stock at $0.001 per share.

(2) As part of his compensation in 1999, Mr. Caldwell received 250,000 shares of stock at $0.001 per share.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no transactions that exceeded $60,000 since inception, or proposed transaction that has exceeded $60,000, to which the Registrant was or is to be a party, in which any director, executive officer, nominee for directorship, security holder or immediate family member has a direct or indirect interest as defined by Rule 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES

GENERAL: The Company's authorized capital stock consists of 300,000,000 shares of Common Stock, $0.001 par value per share and 5,000,000 Convertible Preferred Stock, $0.01 par value per share. As of the date of this registration statement, there are 35,498,347 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. There are no outstanding options for the Company's common or preferred stock.

COMMON STOCK. Subject to the rights of holders of any Preferred Stock that may be outstanding, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may determine in its sole and absolute discretion. Each stockholder is entitled to one vote for each share of Common Stock held. The Common Stock is not entitled to preemptive rights and is not subject to redemption. In the event of liquidation, dissolution or winding-up of the Company, subject to the right of holders of any Preferred Stock that may be outstanding, the holders of the Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. All outstanding shares of Common Stock are, fully paid and non-assessable.

The payment by the Company of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition as well as other relevant factors. The Company has not paid or declared any dividends, and in light of its present financial status, and due to its contemplated financial requirements, does not contemplate or anticipate paying any dividends on its Common Stock in the foreseeable future.

PREFERRED  STOCK.  The  Board  of  Directors  is  authorized,   subject  to  any
limitations  prescribed  by Nevada  law,  to  provide  for the  issuance  of the undesignated Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix or alter the rights, preferences, privileges and restrictions, including voting, conversion, liquidation, dividend and redemption, of the shares of each wholly unissued series and any restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. All shares of authorized Preferred Stock presently are undesignated. Although it has no intention to do so at this time, the Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In addition, the issuance of Preferred Stock may have the effect of deferring or preventing a change in control of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                          RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

There is limited public trading market for the Registrant's common stock on the pink sheets from the national Quotation Bureau. The Trading symbol for the Registrant's common stock is ESXS.

2000                                     High Bid             Low Bid
----                                     --------             -------
First Quarter                              $1.00               $1.00
Second Quarter                             $1.00               $1.00
Third Quarter                              $1.00               $1.00
Fourth Quarter                             $1.00               $1.00

2001                                     High Bid             Low Bid
----                                     --------             -------
First Quarter                              $0.90               $0.01
Second Quarter                             $0.92               $0.68
Third Quarter                              $0.68               $0.05
Fourth Quarter through 06/24/01            $0.68               $0.05

As of May 31, 2001, there were 35,916,567 of shares of the Registrant's common stock issued and outstanding. There are no of shares of common stock reserved for outstanding options or warrants to purchase common stock.

HOLDERS
-------

The Company has approximately 414 common stock shareholders.

DIVIDENDS
---------

The Company has never paid a cash dividend. It is the present policy of the Company to retain any extra profits to finance growth and development of the business. Therefore, the Company does not anticipate paying cash dividends on its common stock in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

The Company's officers and directors are aware of no threatened or pending litigation which would have a material, adverse effect on the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On September 30, 1998, the Company approved the issuance of an aggregate of 7,840,156 shares of common stock at $0.001 per share to the following: (a) 3,171,752 shares to Kres Private Limited for shoe design consulting services, (Mr. Chandrakumanan, a director of the Company, is a principal shareholder of Kres Private Limited); 3,704,204 shares to Sodoco, Inc. for equipment and apparel designs, (Mr. Caldwell, the President and director of the Company, is the principal shareholder of Sodoco, Inc.) and 20,000 to a vendor for some tooling; (b) 794,200 shares issued to 17 persons for consulting services, 14 of whom are high school or college coaches, two are sports related consultants and three are directors.. The Company recognized a fair value of $0.001 per share since the Company's common stock was not trading. The transactions were private in nature and the shares were issued to persons (three of whom were affiliates) who were capable of evaluating the merits and risks of the shares and had full access to all relevant information relating to the Company and its business. Accordingly, this issuance was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the "Securities Act") and the shares are deemed to be restricted shares. All share certificates were affixed with a legend restricting transfers and sales. The Company did not use any form of general solicitation.

Between October 1999 and December 15, 1999, the Company issued an aggregate of 5,409,500 shares of common stock to its three directors, four consultants, and one supplier, at $0.001 per share. At the time of the issuance, the Company's common stock was not trading and the fair market value was determined to be $0.001 per share, and the Company received $5,409.50 in goods and services. The transaction was private in nature and the shares were issued to sophisticated individuals who were capable of evaluating the merits and risks of the shares and had full access to all relevant information relating to the Company and its business. Accordingly, this issuance was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares are deemed to be restricted securities.

In December 1999, Mr. Caldwell, the President and a director of the Company, converted his loan of $13,270 to the Company for 13,270,000 shares of common stock. At the time of the issuance, the Company's common stock was not trading, and the fair market value was determined to be $0.001 per share or in the aggregate, $13,270.00. Mr. Caldwell is an affiliate of the Company, a sophisticated investor and had access to all relevant business and financial information regarding the Company. The issuance of these shares is deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares are deemed to be restricted securities.

Between February 2000 and February 2001, the Company sold 1,014,706 shares in a private placement to 35 non-accredited investors and 35 accredited investors at $0.50 per share for an aggregate of $507,353. All of the investors had full access to all relevant information relating to the Company and its business and had the opportunity to discuss the Company with its officers and directors. All of the share certificates were affixed with a legend restricting sales or transfer except by registration or pursuant to Rule 144 under the Securities Act. In view of the above, this issuance was deemed to be exempt from registration pursuant to Rule 505 under Regulation D and/or Section 4(2) of the Securities Act and the shares are deemed to be restricted securities.

In March 2000, the Company issued 80,000 shares at $0.50 per share to a supplier for tooling. This supplier was a sophisticated investor and had full access to all relevant information relating to the Company and its business. The share certificates issued were affixed with a legend restricting sales or transfers. Accordingly, this issuance was deemed to be exempt from registration pursuant to
Section 4(2) of the Securities Act and the shares are deemed to be restricted.

In April 2000, the Company acquired certain assets, including equipment, inventory and patterns, from Pacific Mat, Inc., in exchange for 50,000 shares of its common stock valued at $0.50 per share. The owner of Pacific Mat, Inc., is a sophisticated investor capable of evaluating the merits and risks of the shares and he had full access to all relevant information relating to the Company and its business. Accordingly, this issuance is deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares issued are deemed to be restricted securities and bear a legend regarding resale restrictions.

In January 2001, the Company issued 1,500 shares at $0.50 per share to a consultant for services rendered. The consultant is a sophisticated investor and had full access to the books and records of the Company. The share certificates were affixed with a legend restricting sales and transfers. Accordingly, this issuance is deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and the shares are deemed to be restricted securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation and Bylaws limit the liability of its directors to the fullest extent permitted by Nevada corporate securities law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for
(i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain securities laws, or (v) any transaction from which the director derives an improper personal benefit. The Articles do not limit liability under federal securities law.

                                    PART F/S
                                    --------

INDEPENDENT AUDITOR'S REPORT
----------------------------

The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B.

CONTENTS
--------
                                                                            Page
                                                                            ----

INDEPENDENT AUDITOR'S REPORT ..............................................   19

CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets ..........................................   20

     Consolidated Statements of Operations ................................   21

     Consolidated Statements of Changes in Stockholders' Equity (Deficit) .   22

     Consolidated Statements of Cash Flows ................................   23

     Notes to Consolidated Financial Statements ...........................   24

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
EssxSport Corp.
Irving, Texas

We have audited the accompanying consolidated balance sheets of EssxSport Corp. as of August 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EssxSport Corp. as of August 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 28, 2000

                                ESSX SPORT CORP.
                           CONSOLIDATED BALANCE SHEETS
                            AUGUST 31, 2000 AND 1999

                                                                             2000           1999
                                                                          ----------     ----------
                                     ASSETS

CURRENT ASSETS
    Cash                                                                  $   17,309     $    3,135
    Accounts receivable                                                       41,378         22,025
    Stock subscriptions receivable                                             8,900             --
    Income taxes receivable                                                    1,752             --
    Inventory                                                                 38,397            983
    Prepaid expenses                                                           7,278         22,000
                                                                          ----------     ----------

          Total current assets                                               115,014         48,143

PROPERTY AND EQUIPMENT
    Equipment                                                                 67,013         15,185
    Furniture and fixtures                                                     3,640          2,449
                                                                          ----------     ----------

                                                                              70,653         17,634
    Less accumulated depreciation                                             19,384          3,388
                                                                          ----------     ----------

                                                                              51,269         14,246
                                                                          ----------     ----------
OTHER ASSETS
    Intangible assets, net of accumulated amortization                        20,262             --
    Deposits                                                                     937             --
                                                                          ----------     ----------

TOTAL ASSETS                                                              $  187,482     $   62,389
                                                                          ==========     ==========

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Accounts payable                                                      $   40,615     $    8,821
    Accrued expenses                                                          34,801         13,053
    Notes payable - related parties                                           23,052         53,964
                                                                          ----------     ----------

          Total current liabilities                                           98,468         75,838

STOCKHOLDERS' EQUITY (DEFICIT)
    Common stock, $0.001 par value
       300,000,000 shares authorized
       35,498,347 shares and 17,018,412 shares
       issued and outstanding in 2000 and 1999, respectively                  35,498         17,018
    Additional paid-in capital                                               377,794         56,859
    Retained deficit (since September 1, 1998 quasi-reorganization
       in which a deficit of $2,399,744 was eliminated)                     (324,278)       (87,326)
                                                                          ----------     ----------
                                                                              89,014        (13,449)
                                                                          ----------     ----------
TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY (DEFICIT)                                        $  187,482     $   62,389
                                                                          ==========     ==========

The notes to Consolidated Financial Statements are an integral part of these statements.

                                ESSX SPORT CORP.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      YEARS ENDED AUGUST 31, 2000 AND 1999

                                                          2000          1999
                                                       ----------    ----------

NET SALES                                              $  491,930    $  211,664

COST OF SALES                                             278,637       108,671
                                                       ----------    ----------

        Gross profit                                      213,293       102,993

SELLING, GENERAL AND ADMINISTRATIVE                       443,715       188,821
                                                       ----------    ----------

        Loss from operations                             (230,422)      (85,828)

OTHER INCOME (EXPENSE)
     Other income                                              --         3,806
     Interest expense                                      (6,530)       (5,304)
                                                       ----------    ----------

NET LOSS                                               ($ 236,952)   ($  87,326)
                                                       ==========    ==========

Earnings (loss) per share:
     Basic                                             ($     .01)   ($     .00)
                                                       ==========    ==========

Weighted average number of shares outstanding:
        Basic                                          34,911,848    12,225,812
                                                       ==========    ==========

The notes to Consolidated Financial Statements are an integral part of these statements.

                                ESSX SPORT CORP.
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                      YEARS ENDED AUGUST 31, 2000 AND 1999

                                                    COMMON STOCK              ADDITIONAL
                                           -----------------------------       PAID-IN          RETAINED
                                              SHARES           AMOUNT          CAPITAL          DEFICIT
                                           ------------     ------------     ------------     ------------
BALANCE, AUGUST 31, 1998                     15,683,552     $     15,684     $  2,384,060     ($ 2,399,744)
    Effect of quasi-reorganization,
       effective September 1, 1998:
          Cancellation of
            old common stock                (15,683,552)         (15,684)      (2,384,060)       2,399,744
          Issuance of
            new common stock                  9,178,256            9,178
          Issuance of common
            stock for equipment               6,895,956            6,896
          Contributed capital                                                      56,859
          Issuance of common
            stock for services                  794,200              794
          Issuance of common
            stock for assets                    150,000              150
          Net loss                                                                                 (87,326)
                                           ------------     ------------     ------------     ------------

BALANCE, AUGUST 31, 1999                     17,018,412           17,018           56,859          (87,326)
          Cancellation of
            old common stock                   (777,551)            (777)             777
          Contributed capital                                                      50,802
          Issuance of common
            stock for services                5,409,500            5,409
          Issuance of common
            stock for liquidation of
            notes payable                    13,270,000           13,270           10,650
          Issuance of common
            stock for cash                      447,986              448          184,936
          Issuance of common
            stock for assets                    130,000              130           64,870
          Stock subscription receivable                                             8,900
          Net loss                                                                                (236,952)
                                           ------------     ------------     ------------     ------------

BALANCE, AUGUST 31, 2000                     35,498,347     $     35,498     $    377,794     $   (324,278)
                                           ============     ============     ============     ============

The notes to Consolidated Financial Statements are an integral part of these statements.

                                ESSX SPORT CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEARS ENDED AUGUST 31, 2000 AND 1999

                                                          2000          1999
                                                       ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
     Cash received from customers                      $  472,577    $  193,445
     Cash paid to suppliers                              (624,778)     (237,091)
     Interest paid                                         (3,728)         (735)
                                                       ----------    ----------

            Net cash used in operating activities        (155,929)      (44,381)

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures                                  (8,289)       (6,448)
                                                       ----------    ----------

            Net cash used in investing activities          (8,289)       (6,448)

CASH FLOWS FROM FINANCING ACTIVITIES
     Cash received for common stock                       185,384            --
     Repayments on notes payable                           (6,992)           --
     Advances under notes payable                              --        53,964
                                                       ----------    ----------

            Net cash provided by financing activities     178,392        53,964
                                                       ----------    ----------

            Net increase in cash                           14,174         3,135

CASH, BEGINNING OF YEAR                                     3,135            --
                                                       ----------    ----------

CASH, END OF YEAR                                      $   17,309    $    3,135
                                                       ==========    ==========

The notes to Consolidated Financial Statements are an integral part of these statements.

                                ESSX SPORT CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEARS ENDED AUGUST 31, 2000 AND 1999
                                   (CONTINUED)

                                                               2000          1999
                                                            ----------    ----------
RECONCILIATION OF NET LOSS TO NET CASH USED
   IN OPERATING ACTIVITIES
     Net loss                                               ($ 236,952)   ($  87,326)
     Adjustments to reconcile net loss to net
        cash used in operating activities:

        Issuance of common stock for services                    5,409         9,972
        Issuance of common stock for supplies                    8,270            --
        Interest waived by shareholders
            recorded as contributed capital                      2,802         4,569
        Salary waived by shareholder
            recorded as contributed capital                     48,000        48,000
        Depreciation                                            15,996         3,388
        Amortization                                             1,738            --
        Change in operating assets and liabilities
            Accounts receivable                                (19,353)      (22,025)
            Income tax receivable                               (1,752)           --
            Inventory                                          (37,414)         (983)
            Prepaid expenses                                    14,722       (22,000)
            Intangible assets                                   (5,000)           --
            Deposits                                              (937)           --
            Investments                                             --           150
            Accounts payable                                    26,794         8,821
            Accrued expenses                                    21,748        13,053
                                                            ----------    ----------

               Net cash used in operating activities        ($ 155,929)   ($  44,381)
                                                            ==========    ==========

SUPPLEMENTAL SCHEDULE OF NON-CASH
     INVESTING AND FINANCING ACTIVITIES
        Common stock issued for services                    $    5,409    $    9,972
        Common stock issued for supplies                         8,270            --
        Common stock issued in exchange for equipment           44,730         6,896
        Common stock issued
            in exchange for intangible assets                   12,000            --
        Common stock issued to liquidate notes payable          23,920            --
        Common stock issued in exchange for assets                  --           150
        Equipment contributed by a shareholder                      --         4,290
        Intangible asset costs included in accounts payable      5,000            --

The notes to Consolidated Financial Statements are an integral part of these statements.

                                 ESSXSPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND QUASI-REORGANIZATION

EssxSport Corp. was incorporated in Nevada in 1984 as Southern Development Company, Inc. (SDC). In December 1994 SDC merged with Integrated Communications Access Network, Inc. (ICAN). ICAN's main business activity centered around the interactive television and telecommunications industries. In March 1996 ICAN changed its name back to SDC. In September 1998, the Company, under new management, changed its name to EssxSport Corp. and changed its business focus to the sport equipment industry. Prior to September 1, 1998, the Company was in the development stage.

Effective September 1, 1998, the Company's Board of Directors approved the elimination of the Company's accumulated deficit through an accounting reorganization of its stockholders' equity accounts (a quasi-reorganization). At that date the Company had no assets or liabilities, and, therefore, the quasi-reorganization did not involve any revaluation. September 1, 1998 is the beginning date of the Company's fiscal year and is also the effective date of the Company's new business focus under new management. The quasi-reorganization was accomplished by eliminating the accumulated deficit by a transfer from additional paid-in capital and common stock of an amount equal to the accumulated deficit at August 31, 1998. The effects of the quasi-reorganization are reflected in the statement of stockholders' equity (deficit).

NATURE OF OPERATIONS

The Company sells several lines of sporting gear and equipment under the brand name EssxSport. The Company contracts with manufacturers for the production of shoes, team apparel, pole vaults and landing systems, and various other lines, primarily targeting the track and field market, marketing directly to end users via the internet, catalog sales and trade shows. Some of the Company's products are assembled at a contract manufacturing facility in Mexico. All transactions with foreign companies are conducted in U. S. dollars to eliminate the risk of exposure to foreign currency fluctuations.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include EssxSport Corp. and its wholly-owned subsidiary, eonlinesports.com. EssxSport Corp is the sole shareholder of eonlinesports.com. All intercompany transactions have been eliminated.

                                 ESSXSPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue is recognized when products are delivered to customers.

ACCOUNTS RECEIVABLE AND CONCENTRATIONS

No allowance for doubtful accounts has been provided. All accounts considered to be uncollectible have been charged off, and in the opinion of management, losses, if any, on the remaining accounts will not be significant.

Sales to related companies in 2000 totaled $44,200. Sales to three other unrelated companies totaled $263,500. Included in accounts receivable at August 31, 1999, is $15,000 from one company. Sales to this company for the year ended August 31, 1999, totaled $95,200.

INVENTORY

Inventory consists of goods held for resale and are stated at the lower of cost or market value. During the years ended August 31, 2000 and 1999, 70% and 62% of inventory purchases were from three and two vendors, respectively.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using an accelerated method over the estimated useful lives of the assets which range from five to seven years. Gains and losses on sales and dispositions of fixed assets are included in operations in the year realized.

                                 ESSXSPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

ADVERTISING COSTS

All advertising costs are expensed as incurred. Advertising expense for the years ended August 31, 2000 and 1999 were $10,643 and $22,255, respectively.

INCOME TAXES

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less from date of purchase to be cash equivalents.

EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share is computed based on the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share has not been presented since the effects would be antidilutive.

NOTE 2. NOTES PAYABLE

                                                              2000        1999
                                                            --------    --------
     Note payable to an officer and shareholder of
     the Company, due September 2000 (subsequently
     renewed to September 2001), non-interest
     bearing, unsecured. Convertible into shares
     of common stock at a rate of $0.001 per share          $  5,052    $ 15,314

     Note payable to an affiliated corporation and
     shareholder, due September 2000 (subsequently
     renewed to September 2001), non-interest
     bearing, unsecured. Convertible into shares
     of common stock at a rate of $0.001 per share            18,000      27,500

     Note payable to a shareholder, retired.                      --      11,150
                                                            --------    --------
                                                            $ 23,052    $ 53,964
                                                            ========    ========

                                 ESSXSPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. INCOME TAXES

Deferred income tax assets and liabilities are computed for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

The net deferred tax asset at August 31, 2000 and 1999 was comprised of the following:

                                                   2000        1999
                                                ---------   ---------

Current deferred tax asset                      $ 109,410   $  29,293
Current deferred tax liability                         --          --
Less valuation allowance                         (109,410)    (29,293)
                                                ---------   ---------

Net deferred tax asset                          $      --   $      --
                                                =========   =========

Deferred tax assets are due to a net operating loss carryforward. Net operating losses available to offset future taxable income are approximately $225,793 and expire in 2019.

The Company has no tax provision or benefit in 2000 or 1999 as the Company's net operating losses provide no recognizable benefit.

NOTE 4. INTANGIBLE ASSETS

Included in intangible assets at August 31, 2000 is the following:

Patterns                                                     $ 12,000
Non-compete agreement                                          10,000
                                                             --------

                                                               22,000
Accumulated amortization                                       (1,738)
                                                             --------

                                                             $ 20,262
                                                             ========

                                 ESSXSPORT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. INTANGIBLE ASSETS - CONTINUED

The patterns are being amortized on the straight-line basis over a five year period. The non-compete agreement is being amortized on the straight-line basis over the expected non-compete period (four years).

NOTE 5. STOCKHOLDERS' EQUITY.

Included in additional paid-in capital at August 31, 2000 and 1999 is $96,000 and $48,000, respectively, of accrued salaries waived by an officer and contributed to the Company. For each of the years ended August 31, 2000 and 1999, $48,000 of the waived amounts have been included in selling, general and administrative expenses and contributed capital.

NOTE 6. COMMITMENTS AND CONTINGENCIES

During the year ended August 31, 1999, the Company was named defendant in a lawsuit related to an exchange agreement whereby the Company was to acquire 100% of another entity. The Company claimed the agreement was never consummated. The parties have come to a mutually agreed upon settlement and therefore, on November 28, 2000, the suit was dismissed. The Company is prohibited from disclosing the settlement terms, however, the Company believes that the settlement will have no material effect on the Company's financial position.

The Company has sold customer accounts receivable with full recourse to a factor. The factor retains portions of the amounts for which the accounts were sold as a reserve, which is released to the Company as the customers make monthly payments. Sales of recourse contracts were approximately $211,000 during the year ended August 31, 2000. The balance outstanding under recourse contracts was approximately $22,800 at August 31, 2000. In the event of default, the Company pays the factor a predetermined amount or repossesses the secured account. The Company has not experienced any repossession losses and losses under present recourse obligations are not expected to be significant. Accordingly, no provision has been made for future losses that may result under the recourse arrangements. It is reasonably possible that the Company's estimate of near term repossessions and losses could change.

The Company leases office and warehouse space under operating lease agreements through 2003. Rent expense under these agreements was approximately $6,000 and $11,000 for the years ended August 31, 2000 and 1999, respectively.

The approximate future minimum lease payments on operating leases at August 31, 2000 are as follows:

          2001                                 $ 36,000
          2002                                   12,000
          2003                                    7,000
                                               --------
          Total                                $ 55,000
                                               ========

                        CONSOLIDATED FINANCIAL STATEMENTS

                                 ESSXSPORT CORP.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                               AS OF MAY 31, 2001

                                     MAY 31,
                                      2001
                                  (UNAUDITED)
                                  -----------

CURRENT ASSETS

Cash                                                               $      3,324
Accounts Receivable                                                      90,309
Prepaid Expenses                                                              0
Stock Subscriptions                                                       5,000
Income Tax Receivable                                                         0
Inventory                                                                58,097
                                                                   ------------
     Total Current Assets                                               156,730

PROPERTY AND EQUIPMENT
Equipment                                                                78,366
Accumulated Depreciation                                                (42,581)
                                                                   ------------
     Total Prop & Equip                                                  35,785

INTANGIBLES
Patterns                                                                 12,000
Noncompete Agreement                                                     10,000
Accumulate Amortization                                                  (5,412)
                                                                   ------------
                                                                          16,588

Deposits                                                                 14,037
                                                                   ------------
     Total Assets                                                  $    223,140
                                                                   ============

CURRENT LIABILITIES
Accounts Payable                                                   $     29,261
Accrued Expenses                                                         10,695
Note Payable Officers                                                     4,326
                                                                   ------------
     Total Current Liabilities                                           44,282

CAPITAL
Common Stock, $0.001 par value 300,000,000
     shares authorized 35,916,567 and
     35,498,347 shares issued and outstanding
     at 5/31/01 and 8/31/00, respectively                                35,917
Paid-In Capital                                                         610,215
Retained Deficit                                                       (467,274)
                                                                   ------------
     Total Capital                                                      178,858
                                                                   ------------

     Total Liabilities and Capital                                 $    223,140
                                                                   ============

The notes to financial statements are an integral part of these statements.

                                 ESSXSPORT CORP.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                     THREE MONTHS ENDED                NINE MONTHS ENDED
                                                           MAY 31                            MAY 31
                                                    2001             2000            2001             2000
                                               --------------------------------------------------------------
Revenues                                            299,388          193,530         581,576          330,793
Cost of Goods Sold                                  175,690          143,970         307,108          204,463
                                               --------------------------------------------------------------
Gross Profit                                        123,698          123,698         274,468          126,330
                                               --------------------------------------------------------------

Selling, General and Administrative Expense         127,798           97,209         417,464          265,632
                                               --------------------------------------------------------------

Income (Loss) from Operations                        (4,100)          26,489        (142,996)        (139,302)
                                               --------------------------------------------------------------

Income tax expense                                        0                0               0                0
                                               --------------------------------------------------------------

Net Income (Loss)                                    (4,100)          26,489        (142,996)        (139,302)
                                               ==============================================================

Weighted Average
Shares Outstanding                               35,919,828       17,018,412      35,698,663       17,018,412
                                               --------------------------------------------------------------

Net Income (Loss) per Share                           (0.00)            0.00           (0.00)           (0.01)
                                               --------------------------------------------------------------

The notes to financial statements are an integral part of these statements.

                                 ESSXSPORT CORP.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE NINE MONTHS ENDED MAY 31, 2001 AND 2000
                                  (UUNAUDITED)

                                                             2001           2000
                                                          -------------------------
OPERATING ACTIVITIES
Net Loss from Operations                                    (142,996)      (139,302)
Adjustments: Net Loss to Net Cash Provided
  (Used) by Operating Activities
     Issuance of Common Stock for Services                       750              0
     Salary waived by Shareholder recorded as
       Contributed Capital                                         0         36,000
     Amortization                                              3,674            800
     Depreciation                                             23,197          5,983
     Change in Accounts Receivable                           (48,931)         6,167
     Change in Income Taxes Receivable                         1,752              0
     Change in Inventories                                   (19,700)        20,046
     Change in Prepaid Expenses                                7,278              0
     Change in Deposits                                      (13,100)             0
     Change in Accounts Payable and Accrued Expenses         (35,460)       (39,053)
                                                          -------------------------
     Net Cash Provided (Used) by Operating Activities        (80,540)        29,943

INVESTING ACTIVITIES
     Investment in Property, Plant and Equipment              (7,713)       (61,637)
                                                          -------------------------
     Net Cash Used by Investing Activities                    (7,713)       (61,637)

FINANCING ACTIVITIES
     Proceeds from Sale of Common Stock                      235,990        196,155
     Repayment on Notes Payable                              (19,658)             0
     Advances under Notes Payable                                932              0
                                                          -------------------------
     Net Cash Provided by Financing Activities               217,264        196,155
                                                          -------------------------

INCREASE (DECREASE) IN CASH                                  (13,985)        25,159

Cash at Beginning of Period                                   17,309          3,135
                                                          -------------------------

CASH AT END OF PERIOD                                          3,324         28,294
                                                          =========================

The notes to financial statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                      ORGANIZATION AND QUASI-REORGANIZATION

EssxSport Corp. was incorporated in Nevada in 1984 as Southern Development Company, Inc. (SDC). In December 1994 SDC merged with Integrated Communications Access Network, Inc. (ICAN). ICAN's main business activity centered around the interactive television and telecommunications industries. In March 1996 ICAN changed its name back to SDC. In September 1998, the Company, under new management, changed its name to EssxSport Corp. and changed its business focus to the sport equipment industry. Prior to September 1, 1998, the Company was in the development stage.

Effective September 1, 1998, the Company's Board of Directors approved the elimination of the Company's accumulated deficit through an accounting reorganization of its stockholders' equity accounts (a quasi-reorganization). At that date the Company had no assets or liabilities, and, therefore, the quasi-reorganization did not involve any revaluation. September 1, 1998 is the beginning date of the Company's fiscal year and is also the effective date of the Company's new business focus under new management. The quasi-reorganization was accomplished by eliminating the accumulated deficit by a transfer from additional paid-in capital and common stock of an amount equal to the accumulated deficit at August 31, 1998. The effects of the quasi-reorganization are reflected in the statement of stockholders' equity (deficit).

                              NATURE OF OPERATIONS

The Company sells several lines of sporting gear and equipment under the brand name EssxSport. The Company contracts with manufacturers for the production of shoes, team apparel, pole vaults and landing systems, and various other lines, primarily targeting the track and field market, marketing directly to end users via the internet, catalog sales and trade shows.

Some of the Company's products are assembled at a contract manufacturing facility in Mexico. All transactions with foreign companies are conducted in U.
S. dollars to eliminate the risk of exposure to foreign currency fluctuations.

                           PRINCIPLES OF CONSOLIDATION

In the opinion of management, the accompanying consolidated financial statements for the nine months ended May 31, 2001 and 2000, reflect all adjustments necessary to present fairly the financial condition, results of operations and cash flows of EssxSport Corp., including its subsidiary (Eonlinesports.com Inc.). All material intercompany transactions and balances are eliminated.

                                USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     ACCOUNTS RECEIVABLE AND CONCENTRATIONS

No allowance for doubtful accounts has been provided. All accounts considered to be uncollectable have been charged off, and in the opinion of management, losses, if any, on the remaining accounts will not be significant.

                                    INVENTORY

Inventory consists of goods held for resale and are stated at the lower of cost or market value.

                             PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using an accelerated method over the estimated useful lives of the assets which range from five to seven years. Gains and losses on sales and dispositions of fixed assets are included in operations in the year realized.

                                ADVERTISING COSTS

All advertising costs are expensed as incurred.

                                  INCOME TAXES

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                             STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less from date of purchase to be cash equivalents.

                          INTERIM FINANCIAL STATEMENTS

The interim financial statements include all adjustments which, in the opinion of management, are necessary to make the financial statements not misleading.

NOTE 2. NOTES PAYABLE

                                                            5/31/01
                                                            -------
Note payable to an officer and shareholder of the
Company, non-interest bearing, unsecured.
Convertible into shares of common stock at a rate
of $0.001 per share                                         $ 4,326

Note payable to an affiliated corporation and
shareholder, non-interest bearing, unsecured.
Convertible into shares of common stock at a rate
of $0.001 per share                                         $ 4,326

NOTE 3. INCOME TAXES

Deferred income tax assets and liabilities are computed for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

The net deferred tax asset at May 31, 2001 was comprised of the following:

Current deferred tax asset                                   $157,677
Current deferred tax liability                                     --
Less valuation allowance                                     (157,677)
                                                             --------
                                                             $     --
                                                             ========

Deferred tax assets are due to a net operating loss carryforward. Net operating losses available to offset future taxable income are approximately $229,000 and expire in 2019.

The Company has no tax provision or benefit in 2000 or 1999, as the Company's net operating losses provide no recognizable benefit.

NOTE 4. INTANGIBLE ASSETS

Included in intangible assets at May 31, 2001 is the following:

Patterns                                                     $ 12,000
Non-compete agreement                                          10,000
                                                             --------
                                                               22,000
Accumulated amortization                                       (5,412)
                                                             --------
                                                             $ 16,588
                                                             ========

The patterns are being amortized on the straight-line basis over a five year period. The non-compete agreement is being amortized on the straight-line basis over the expected non-compete period (four years).

NOTE 5. COMMON STOCK AND PAID IN CAPITAL

The Company issued an additional 568,220 shares of common stock in the first three quarters ended May 31, 2001. Additionally, 150,000 shares were retired, bringing the total shares issued and outstanding to 35,916,567. Of the shares issued, 566,720 were issued in exchange for cash (or a promise to pay cash), and 1,500 were issued as part of a consulting contract. The 150,000 shares were cancelled due to a third party's breach of a contract with the Company.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company has sold customer accounts receivable with full recourse to a factor. The factor retains portions of the amounts for which the accounts were sold as a reserve, which is released to the Company as the customers make monthly payments. Sales of recourse contracts were approximately $211,000 during the year ended August 31, 2000. The balance outstanding under recourse contracts was approximately $10,699 at May 31, 2001. In the event of default, the Company pays the factor a predetermined amount or repossesses the secured account. The Company has not experienced any repossession losses and losses under present recourse obligations are not expected to be significant. Accordingly, no provision has been made for future losses that may result under the recourse arrangements. It is reasonably possible that the Company's estimate of near term repossessions and losses could change.

The Company was released from its leasing agreement in Irving, Texas as of May 31, at no cost to the Company.

NOTE 7. SUBSEQUENT EVENTS

The Company returned 3,000,000 shares of common stock to the Treasury in July of 2001, at no cost to the Company. These shares were cancelled due to a third party breach of contract with the Company. As a result, the number of shares of common stock outstanding was reduced by 3,000,000.

The Company was released from its leasing agreement on its facility in Sun Valley, California as of June 30, as part of a new three year lease agreement with the same property owner which effectively doubles the square footage of the Company's facility in California. The terms call for a base rent of $4,200 monthly, increasing by not more than 3% in each of years two and three.

                                    PART III

INDEX TO EXHIBITS

The exhibits listed and described below are filed herein as part of this Registration Statement.



3(a)**    Articles

3(b)***   By-laws

10(a)* Standard Industrial Lease agreement between the Company and Glenoaks Business Park, dated May 15, 2001.

10(b)* Agreement for the Purchase of Assets between the Company and Pacific Mat, Inc., dated March 28, 2000.

10(c)* Employment Agreement between the Company and Bruce Caldwell, dated September 10, 1998.

10(d)*    Employment  Agreement between the Company and Uli Gag, dated April 16,
          2000.

10(e)*    Settlement and Release Agreement between the Company and Fred Gray and
          E. Drew Crowley, dated October 1, 2000.

21*       Subsidiaries of the registrant

24*       Power of attorney
----------------

* Incorporated by reference from the Registrant's Form 10-SB/A filed October 23, 2001.

** Incorporated by reference from the Registrant's Form 10-KSB filed December 14, 2001.

*** Incorporated by reference from the Registrant's Amendment No. 3 to it's Form 10-SB filed July 31, 2002.

                                   SIGNATURES

Pursuant to the requirements of section 12 the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ESSXSPORT CORP.


Dated:  June 25, 2003                   By /s/ Bruce Caldwell
                                           ---------------------------
                                           Bruce Caldwell
                                           President and CEO